Via Facsimile and U.S. Mail
Mail Stop 03-09


January 7, 2005


Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodburne Avenue
Hamilton HM 08
Bermuda

Re:	Assured Guaranty Ltd.
	Form 10-Q for the quarter ended September 30, 2004

	File No. 1-32141

Dear Mr. Mills:

      We have reviewed your response letter dated December 13,
2004
to our comment letter dated November 30, 2004 and have the following comments. We think you should amend your document in response to this comments. Please amend your Forms 10-Q for 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-Q for the quarter ended September 30, 2004

Item 2 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies

Reserve for Losses and Loss Adjustment Expenses, page 45

1. We have read your response dated December 13, 2004 to our letter
dated November 30, 2004 regarding your financial guarantee loss reserve accounting policy. We believe that financial guarantee insurance contracts are within the scope of SFAS 60 and should be accounted for as short-duration insurance contracts. Paragraph 17 of
SFAS 60 requires that a liability for unpaid claim costs be
accrued
only when an insured event occurs. It would appear, based on your response and your disclosures that you record losses before the insured event occurs. Your accounting policy, therefore, does not comply with the guidance in SFAS 60. Paragraph 17 of EITF Topic D-35 sets forth the FASB Staff`s views on the relationship between SFAS
60
and SFAS 5 with respect to short duration insurance contracts.
Other
than recording a liability for unpaid claim costs pursuant to paragraph 17, SFAS 60 would allow a loss to be recorded only for a premium deficiency, as discussed in paragraphs 32 to 34 of SFAS 60.
We noted nothing in your disclosure or response that indicates that
you recorded or should have recorded a premium deficiency.   As
such,
please revise or advise.

2. Please provide disclosures similar to those required about potential problem loans, as outlined in Item III.C. of Industry Guide
3: Statistical Disclosure by Bank Holding Companies. In this regard, please note that SEC Staff Topic 11K (SAB 69), which expressed our belief that such disclosure, especially about risk elements, should be provided by registrants with material lending activities. Even if you believe that you are not specifically involved in lending activities, it appears that these disclosures would also be relevant in the financial guarantee industry, as there appeared to be similar risks inherent in both lending and financial guarantee activities. In addition, your surveillance procedures and loss reserve methodology would appear to be closely aligned to those of a company that engages in significant lending activities.

*    *    *    *


      You may contact Joseph Roesler, Staff Accountant, at (202)
942-
1788 or if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Robert B Mills
Assured Guaranty Ltd.
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